

February 28, 2013

<u>Via E-Mail</u>
Donald A. French
Treasurer, Secretary and Chief Financial Officer
UQM Technologies, Inc.
4120 Specialty Place
Longmont, Colorado 80504

> **Re: UQM Technologies, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed May 24, 2012**
> **Form 10-Q for the quarter ended December 31, 2012**
> **Filed January 31, 2013**
> **File No. 001-10869**

Dear Mr. French:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended March 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies</u>

<u>Percentage of Completion Revenue Recognition on Long-term Contracts</u>

1.   We note that the amount of your contract service revenue recognized is significantly impacted by management's estimates of total project costs to be incurred to complete

your projects. Please revise future filings to discuss how you develop your estimates of total project costs. Tell us how accurate your estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future.

Form 10-Q for the quarter ended December 31, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 24

2.   We note that as of December 31, 2012 you had significant inventory related to your agreement with CODA. Given the financial difficulties associated with CODA and your corresponding write-off of all accounts receivables due from them, please explain to us why you believe that your inventory related to CODA is not impaired as of December 31, 2012. Notwithstanding the disclosures on page 20 that "the PowerPhase Pro system associated with the CODA production program is right sized for many passenger cars, medium-duty trucks and marine applications and we have already begun to sell units out of the CODA-designated inventories to other customers and utilize certain components in our other products", please provide us with a detailed explanation of the process you undertook to determine that you will be able to fully realize the inventory recorded at December 31, 2012 related to CODA.

3.   In a related matter, we see disclosures on page 20 that "In the event CODA is unable to secure funding, we may record additional charges in future periods associated with settling outstanding purchase obligations to some of our suppliers." Please tell us more about the referenced purchase obligations and the U.S. GAAP you considered when concluding no additional charges related thereto were required to be recorded in this quarter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief